UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐             NO  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JANUARY 27, 2017

To the Shareholders:

The annual general meeting of shareholders of Amdocs Limited will be held at 4:00 p.m., local time, on Friday, January 27, 2017, at the offices of Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York, for the following purposes:

1. To approve the election of each of the following 11 individuals to serve as directors of Amdocs Limited until the next annual general meeting of shareholders or until his earlier resignation or removal or until his respective successor is elected and qualified (Proposal I);

Robert A. Minicucci

Adrian Gardner

John T. McLennan

Simon Olswang

Zohar Zisapel

Julian A. Brodsky

Clayton Christensen

Eli Gelman

James S. Kahan

Richard T.C. LeFave

Giora Yaron

2. To approve an amendment of the 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case by 5,250,000 shares (Proposal II);

3. To approve an increase in the dividend rate under our quarterly cash dividend program from $0.195 per share to $0.22 per share (Proposal III);

4. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2016 (Proposal IV); and

5. To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2017, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V).

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on November 30, 2016 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

By Order of the Board of Directors

By:	/s/ Matthew E. Smith
	Name:	Matthew E. Smith
	Title:	Secretary

YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS OF AMDOCS LIMITED (WHETHER THEY EXPECT TO ATTEND THE ANNUAL GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU ARE THE RECORD HOLDER OF YOUR ORDINARY SHARES, YOU CAN ALSO AUTHORIZE THE VOTING OF YOUR SHARES OVER THE INTERNET OR BY TELEPHONE AS PROVIDED IN THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. YOU CAN CHANGE YOUR VOTE AND REVOKE YOUR PROXY AT ANY TIME BEFORE THE POLLS CLOSE AT THE ANNUAL GENERAL MEETING BY FOLLOWING THE PROCEDURES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

1.	A proxy card for the annual general meeting for the fiscal year ended September 30, 2016 is enclosed and our Annual Report on Form 20-F is available on our website at www.amdocs.com/proxy or by request. The proxy card shall be delivered to our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc., by delivery to our transfer agent, American Stock Transfer & Trust Company, LLC, at 6201 15th Avenue, Brooklyn, New York 11219, as soon as possible.

2.	Shareholders are entitled to appoint another person as proxy to exercise all or any rights to attend and to speak and vote at a meeting of the Company. A shareholder may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights in respect of different shares held by such shareholder.

3.	The quorum for the annual general meeting shall be two shareholders or more holding a majority of the ordinary shares outstanding as of the record date. If within 30 minutes from the appointed time for the annual general meeting, a quorum is not present, it shall stand adjourned to any other time and any other place as determined by the Chairman of the annual general meeting. It shall not be necessary to notify any shareholder of any adjournment of less than 20 days if the time and place of the adjourned meeting are announced at the annual general meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.

4.	Every shareholder present in person or by proxy shall have one vote for each ordinary share held by him, her or it.

AMDOCS LIMITED

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JANUARY 27, 2017

References in this Proxy Statement to “Amdocs”, “we”, “our” and “us” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors.

This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a company organized under the laws of Guernsey, in connection with the solicitation by its Board of Directors of proxies from holders of its outstanding ordinary shares, par value £0.01 per share, for use at the annual general meeting of shareholders to be held at 4:00 p.m., local time, on Friday, January 27, 2017, at the offices of Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York, or at any adjournments thereof (the “General Meeting”).

This Proxy Statement and the accompanying proxy are first being mailed or delivered to our shareholders on or about December 20, 2016.

At the General Meeting, the holders of our ordinary shares as of the close of business on November 30, 2016 (the “Record Date”) will be asked to take the following actions:

1. Elect 11 directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified (Proposal I);

2. Approve an amendment of the 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case by 5,250,000 shares (Proposal II);

3. Approve an increase in the dividend rate under our quarterly cash dividend program from $0.195 per share to $0.22 per share (Proposal III);

4. Approve our Consolidated Financial Statements for the fiscal year ended September 30, 2016 (Proposal IV); and

5. Ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2017, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V).

The proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxy holders.

As of the Record Date, Amdocs had outstanding 146,786,764 ordinary shares. Each ordinary share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of ordinary shares at the close of business on the Record Date are entitled to notice of, and to vote at, the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. Two or more shareholders of record, together holding a majority of our outstanding ordinary shares present in person or represented by proxy, shall constitute a quorum for purposes of the General Meeting.

Approval of Proposals I, III, IV and V requires the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the General Meeting. Approval of Proposal II requires the affirmative vote of holders of a majority of the ordinary shares issued and outstanding.

The enclosed proxy provides that each shareholder may specify that his, her or its ordinary shares be voted “for”, “against” or “abstain” from voting for each of the director nominees named in Proposal I and with respect to each of Proposals II, III, IV and V. If proxies in the accompanying form are properly executed and returned, the ordinary shares represented thereby will be voted in the manner specified therein. If not otherwise specified, in the reasonable discretion of the proxy holders, the ordinary shares represented by a proxy will be voted FOR each of the proposals.

Proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as ordinary shares that are present for purposes of determining whether a quorum is present at the General Meeting. Nominees who are members of the New York Stock Exchange, or the NYSE, and who, as brokers, hold ordinary shares in “street name” for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter (the “Broker Non-Votes”), we will not count those votes in favor of such matter. Broker Non-Votes will be counted as ordinary shares that are present for purposes of determining whether a quorum is present.

Shareholders of record are entitled to appoint one or more proxies to attend and vote at the General Meeting in their stead. If a shareholder of record elects to appoint a proxy other than by using the enclosed proxy card (or by Internet or telephone as provided in the instructions set forth in the enclosed proxy card), the shareholder must deliver such proxy, together with a power of attorney or other authority, at or before the General Meeting on January 27, 2017. We strongly encourage our shareholders to use the enclosed proxy card or to authorize the voting of their shares over the Internet or by telephone as provided in the instructions set forth in the enclosed proxy card.

Any shareholder giving a proxy may revoke it at any time before it is exercised at the General Meeting by:

•

Filing with our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same ordinary shares, provided that such proxy or subsequent proxy shall be deposited at such address at least 48 hours before the scheduled General Meeting or adjournment thereof, as the case may be; or

•	Attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 27, 2017

This proxy statement and the 2016 Annual Report to Shareholders are available for viewing, printing and downloading at www.amdocs.com/proxy.

You may also request a copy of the materials relating to our annual general meeting, including this proxy statement and form of proxy for our annual general meeting, and our Annual Report on Form 20-F for the fiscal year ended September 30, 2016 by contacting our investor relations department by telephone at (314) 212-8328 or by e-mail at dox_info@amdocs.com.

IMPORTANT

Whether or not you attend the General Meeting, your vote is important. Accordingly, you are asked to sign and return the accompanying proxy regardless of the number of ordinary shares you own. If you are the record holder of your ordinary shares, you can also authorize the voting of your shares over the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Ordinary shares can be voted at the General Meeting only if the holder is present or represented by proxy.

PROPOSAL I

ELECTION OF DIRECTORS

Eleven directors currently serve on our Board of Directors. As set forth below, the Board of Directors has nominated 11 individuals as nominees for election as directors at the General Meeting, all of whom are incumbent directors. Each director elected at the General Meeting will serve until the next annual general meeting of shareholders or until his earlier resignation or removal or a successor is elected and qualified.

Ordinary shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the 11 nominees for the Board of Directors named below. If any or all of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee or nominees as the Board of Directors may select. The Board of Directors has no reason to believe that any such nominee will be unable or unwilling to serve.

Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which he became a director of Amdocs.

Name	Age
Robert A. Minicucci	64	Mr. Minicucci has been Chairman of the Board of Directors of Amdocs since 2011 and a director since 1997. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is a director of one other publicly-held company, Alliance Data Systems, Inc. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, have provided him with strong business acumen and strategic and financial expertise.

Adrian Gardner	54	Mr. Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Mr. Gardner serves as Chief Financial Officer of Ipes Holdings Limited, a provider of outsourced services to private equity firms, from November 2016. From 2014 to September 2016, Mr. Gardner served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm listed on the London Stock Exchange, from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited, since renamed RSM UK Limited. Mr. Gardner served from 2011 to 2013 as Chief Financial Officer and as a director of RSM Tenon Group’s former principal operating subsidiary, which has been renamed RSM UK Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief

Name	Age
		Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a fellow of the Institute of Chartered Accountants in England & Wales. Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

John T. McLennan	71	Mr. McLennan has been a director of Amdocs since 1999 and is Chairman of the Management Resources and Compensation Committee. From 2000 until 2004, he served as Vice-Chair and Chief Executive Officer of Allstream (formerly AT&T Canada). Mr. McLennan founded Jenmark Consulting Inc. and was its President from 1997 until 2000. From 1993 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Emera Inc., a Canadian publicly-held energy services company, and was its Chairman from 2009 to 2014. We believe Mr. McLennan’s qualifications to sit on our Board of Directors include his years of experience in the telecommunications industry, including as chief executive officer of a leading Canadian telecommunications provider, and his experience providing strategic advice to complex organizations across a variety of industries, including as a public company director.

Simon Olswang	72	Mr. Olswang has been a director of Amdocs since 2004 and is Chairman of the Nominating and Corporate Governance Committee. In 2002, Mr. Olswang retired as Chairman of Olswang, a media and communications law firm in the United Kingdom that he founded in 1981. He is a member of the Advisory Board of Palamon Capital Partners LLP and of the Board of Directors of Amiad Filtration Systems Limited, an Israeli clean water company listed on the London AIM market. In 2012, Mr. Olswang was appointed a Trustee of Tel Hai Academic College. Mr. Olswang was a member of the Board of Directors of The British Library until March 2008 and has served as a non-executive director of a number of companies and organizations, including Aegis Group plc, The Press Association and the British Film Institute. Mr. Olswang previously served as Trustee of Langdon College of Further (Special) Education in Salford, of which he is a co-founder. We believe Mr. Olswang’s qualifications to sit on our Board of Directors include his extensive experience providing strategic and legal advisory services to complex organizations, as well as startups, and his membership of the boards of directors of companies and other bodies active in the media and communications industry.

Zohar Zisapel	67	Mr. Zisapel has been a director of Amdocs since 2008 and is the Chairman of the Technology and Innovation Committee. Mr. Zisapel co-founded RAD Data Communications Ltd., a privately-held voice and data communications company and part of the RAD Group, a family of independent networking and telecommunications companies, and was its

Name	Age
		CEO from 1982 until 1998 and Chairman from 1998 until 2012. Mr. Zisapel also serves as chairman of Ceragon Networks Ltd. and as a director of Radcom Ltd., both public companies traded on Nasdaq, and on the boards of directors of several privately-held companies. Mr. Zisapel served as chairman of the Israel Association of Electronic Industries from 1998 until 2001. Mr. Zisapel received an Honorary Doctorate from the Technion – Israel Institute of Technology, and he is teaching Entrepreneurship at the Tel Aviv University. Mr. Zisapel’s experience as founder, chairman and director of several public and private high technology companies, and his leadership in several government organizations, demonstrate his leadership capability and provide him with valuable insights into the voice and data communications industries.

Julian A. Brodsky	83	Mr. Brodsky has been a director of Amdocs since 2003. Since 2011, Mr. Brodsky has served as a senior advisor to Comcast Corporation. Mr. Brodsky served as a director of Comcast Corporation from 1969 to 2011, and as Vice Chairman of Comcast Corporation from 1989 to 2011. From 1999 to 2004, Mr. Brodsky was Chairman of Comcast Ventures (formerly Comcast Interactive Capital, LP), a venture fund affiliated with Comcast. He is a director of RBB Fund, Inc. Mr. Brodsky brings to our Board of Directors deep and extensive knowledge of business in general and of the cable industry in particular gained through his longstanding executive leadership roles at Comcast, as well as financial expertise in capital markets, accounting and tax matters gained through his experience as Chief Financial Officer of Comcast and as a practicing CPA.

Clayton Christensen	64	Dr. Christensen has been a director of Amdocs since April 2015. Dr. Christensen is the Kim B. Clark Professor of Business Administration at the Harvard Business School where he has been a faculty member since 1992. He also served as President and Chairman of CPS Technologies, an industrial materials company, from 1984 to 1989. From 1979 to 1984, Dr. Christensen worked as a consultant and project manager for the Boston Consulting Group. Dr. Christensen is the founder of Rose Park Advisors, an investment firm, Innosight LLC, an innovation consulting firm, and the Christensen Institute for Disruptive Change, a non-profit organization focused on innovation. He is a director of Tata Consultancy Services, an IT consulting firm and part of the Tata group, Franklin Covey Co., a public company focused on performance improvement, and Intermountain Healthcare, a not-for-profit healthcare provider. Dr. Christensen’s qualifications to serve on our Board of Directors include his research and teaching interests, which are centered on building new growth businesses and sustaining the success of companies. Dr. Christensen’s previous work with various companies provides him with a broad perspective in the areas of management and operations.

Eli Gelman	58	Mr. Gelman has been a director of Amdocs since 2002. Mr. Gelman became the President and Chief Executive Officer of Amdocs Management Limited, our wholly-owned subsidiary, in 2010. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited

Name	Age
		from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

James S. Kahan	69	Mr. Kahan has been a director of Amdocs since 1998. From 1983 until his retirement in 2007, he worked at SBC, which is now AT&T, and served as a Senior Executive Vice President from 1992 until 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the Board of Directors of Live Nation Entertainment, Inc., a publicly-traded live music and ticketing entity, as well as two private companies. Mr. Kahan’s long service at SBC and AT&T, as well as his management and financial experience at several public and private companies, have provided him with extensive knowledge of the telecommunications industry, particularly with respect to corporate development, mergers and acquisitions and business integration.

Richard T.C. LeFave	64	Mr. LeFave has been a director of Amdocs since 2011. Since 2008, Mr. LeFave has been a Principal at D&L Partners, LLC, an information technology consulting firm. Mr. LeFave served as Chief Information Officer for Nextel Communications, a telecommunications company, from 1999 until its merger with Sprint Corporation in 2005, after which he served as Chief Information Officer for Sprint Nextel Corporation until 2008. From 1995 to 1999, Mr. LeFave served as Chief Information Officer for Southern New England Telephone Company, a provider of communications products and services. We believe Mr. LeFave’s qualifications to sit on our board include his extensive experience and leadership in the information technology and telecommunications industry.

Giora Yaron	68	Dr. Yaron has been a director of Amdocs since 2009. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company, and has been its co-chairman since 1997 and since 2015, served as its chairman. Dr. Yaron provides consulting services to Itamar Medical and to various other technology companies. He co-founded P-cube, Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Dr. Yaron served as a director of Hyperwise Security, a company focused on providing a comprehensive APT protection, which was sold to Checkpoint in early 2015, serves as Chairman of the Board at Excelero (ExpressIO), a company focused on providing ultra-fast block storage solution and

Name	Age
Equalum focused on streaming in real-time changes from a variety of data bases to a unified platform for real-time Big Data Analytics. Since 2010, Dr. Yaron has been the chairman of The Executive Council of Tel Aviv University, an institution of higher education and a director of Ramot, which is the Tel Aviv University’s technology transfer company until 2015. Dr. Yaron has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008, and on the advisory board of the Israeli Ministry of Defense since 2011. Dr. Yaron served from 1996 to 2006 as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software company acquired by Hewlett-Packard, including as chairman from 2004 to 2006. We believe that Dr. Yaron’s qualifications to sit on our Board of Directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.

Board Committees

Our Board of Directors maintains four committees as described below. Members of each committee are appointed by the Board of Directors.

Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. The current members of our Audit Committee are Messrs. Gardner (Chair), LeFave and Olswang, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. The Audit Committee written charter is available on our website at www.amdocs.com.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors. The current members of the Nominating and Corporate Governance Committee are Messrs. Olswang (Chair), Brodsky and Kahan, all of whom are independent directors, in accordance with Nasdaq standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com. You may request a copy of the corporate governance guidelines, at no cost, by writing to us at the address listed below under the heading “Annual Report on Form 20-F.”

Management Resources and Compensation Committee. The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. The current members of our Management Resources and Compensation Committee are Messrs. McLennan (Chair), LeFave and Minicucci, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Management Resources and Compensation Committee written charter is available on our website at www.amdocs.com.

Technology and Innovation Committee. The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Messrs. Zisapel (Chair), Gelman, LeFave and Dr. Yaron.

Our directors who are not our employees, or Non-Employee Directors, receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described below regarding Non-Employee Directors under the heading “Compensation of Directors”.

Board and Committee Meetings

During the past fiscal year, the Board of Directors held seven meetings. In addition, the Audit Committee held eight meetings, the Management Resources and Compensation Committee held four meetings, the Nominating and Corporate Governance Committee held three meetings and the Technology and Innovation Committee held four meetings in the 2016 fiscal year. During fiscal 2016, each of our directors attended at least 75% of the aggregate of the number of Board of Directors meetings held during the time he was serving as a director and meetings held by all committees on which he then served. During fiscal 2016, our Non-Employee Directors held four meetings without management present. Executive sessions of the Non-Employee Directors are generally held in conjunction with regularly scheduled meetings of the Board of Directors. At other times, such meetings may be held at the request of any Non-Employee Director. The presiding director of each such executive session is elected by the Non-Employee Directors who attend such executive session. Shareholders and other interested parties may communicate directly with the presiding directors or with the independent directors as a group as described below under the heading “Communicating with the Independent Directors.”

Communicating with the Independent Directors

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. The Chairman of the Board, with the assistance of our corporate secretary, is primarily responsible for monitoring communications from shareholders and other interested parties and for providing copies or summaries to the directors as he considers appropriate.

Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that our Chairman and corporate secretary consider to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to the Board of Directors or to our independent or presiding directors should address such communications c/o Corporate Secretary, Amdocs Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017.

Significant Corporate Governance Differences

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the Nasdaq listing standards.

Director Qualification Standards

Our Board of Directors has adopted a formal set of categorical independence standards with respect to the determination of director independence. In accordance with these standards and Nasdaq rules, a director employed by us cannot be deemed to be an independent director and, consequently, Mr. Gelman is not an independent director. Our Board of Directors has determined that each of the following 8 of our current 10 Non-Employee Directors has no material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is independent under such standards and rules: Messrs. Minicucci, Gardner, McLennan, Olswang, Brodsky, Kahan, LeFave and Dr. Yaron. In addition, our Board of Directors has determined that Dr. Christensen is not considered independent due to the Company’s payment to Dr. Christensen of consulting fees in excess of $120,000 per year from 2013 to 2014 and that Mr. Zisapel is not independent due to a commercial transaction between the Company and Radcom Ltd. (“Radcom”), a company in which Mr. Zisapel and certain of his family members have interests. In 2015, certain of our subsidiaries entered into a number of contracts with Radcom for it to act as a subcontractor for us and/or a value added reseller. In addition, in the ordinary course of business we purchase certain products from other entities in which Mr. Zisapel has an interest. In fiscal 2016, our aggregate payments with respect to all these transactions were substantially less than 1% of our total operating expenses.

The full text of our categorical standards is attached to this Proxy Statement as Appendix A.

Code of Ethics and Business Conduct

Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for our directors and employees, including executive officers, our subsidiaries and other business entities controlled by us worldwide. The code is available on our website at www.amdocs.com and you may request a copy, at no cost, by writing to us at the address listed below under the heading “Annual Report on Form 20-F.” We intend to post on our website all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.

Risk Management Oversight

Our management is responsible for assessing and managing risk, and periodically reviews areas of material risk within our organization in order to evaluate and enhance risk identification and mitigation strategies. Our Board of Directors oversees and reviews these risk management efforts as they relate to strategic and business risks. Our audit committee oversees and reviews the Company’s policies and processes with respect to enterprise risk management, discusses these efforts as they relate to operational and financial risks, and periodically reports and makes recommendations to our Board of Directors regarding these matters.

Compensation Policies and Practices

We structure our compensation to consist of both fixed and variable elements, including salary, equity, cash bonuses and insurance benefits.

The fixed portions of compensation, such as salary, are designed to be market based and provide steady income regardless of our stock price performance. The variable portions of compensation, such as equity incentives and performance bonuses, are designed to reward the accomplishment of both short- and long-term corporate objectives. By basing a portion of our compensation on our long-term performance, we believe we reduce the risk that employees will focus on short-term goals to the detriment of our long-term stability. Further, our short-term incentive compensation is designed to reward short-term goals that we believe will enhance our long-term corporate success. Additionally, although we vary the elements of compensation that we use at different employee positions and rank, our compensation philosophy is applicable to all employees, including our executives. We believe this encourages consistent behavior across our organization, rather than establishing different approaches depending on an employee’s position or rank. We do not believe our compensation policies and practices encourage excessive or inappropriate risk taking.

Compensation of Directors

Commencing in fiscal 2016, each of our Non-Employee Directors receives an annual cash payment of $80,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committee receives an annual cash payment of $25,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman receives an annual cash payment of $15,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman receives an annual cash payment of $10,000. The Chairman of our Audit Committee receives an annual cash payment of $35,000 and the Chairman of our Management Resources and Compensation Committee receives an annual cash payment of $25,000. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each receive an annual cash payment of $20,000. Each Non-Employee Director receive an annual grant of ordinary shares at a total value of $245,000. The Chairman of the Board of Directors receives an additional annual amount equal to $200,000 awarded in the form of ordinary shares. All ordinary share awards to our Non-Employee Directors are fully vested upon grant. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors is the Nasdaq closing price of our shares on the last trading day preceding the grant date. We reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash and equity compensation paid to our Non-Employee Directors are prorated for partial year service.

During the 2016 fiscal year, we granted to 10 Non-Employee Directors an aggregate of 48,986 shares at a weighted average price of $54.10 per share, which were fully vested upon grant.

Resolution

It is proposed that each of the following 11 individuals be elected to serve as a director of Amdocs Limited until the next annual general meeting of shareholders or until his earlier resignation or removal or until his respective successor is elected and qualified:

Robert A. Minicucci

Adrian Gardner

John T. McLennan

Simon Olswang

Zohar Zisapel

Julian A. Brodsky

Clayton Christensen

Eli Gelman

James S. Kahan

Richard T.C. LeFave

Giora Yaron

Required Affirmative Vote

The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the General Meeting is necessary for the election of each director nominee named above.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth specified information with respect to the beneficial ownership of our ordinary shares, as of November 30, 2016, of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 146,786,764 ordinary shares outstanding as of November 30, 2016. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of November 30, 2016.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	10,126,935	6.90%
Blackrock, Inc.(2)	8,405,631	5.73%
All directors and officers as a group (15 persons)(3)	2,276,214	1.54%

(1)	Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 12, 2016, as of December 31, 2015, FMR had sole power to vote or direct the vote over 835,485 shares and sole power to dispose or direct the disposition of 10,126,935 shares. Edward C. Johnson 3d is a Director and the Chairman of FMR and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.
(2)	Based on a Schedule 13G filed by Blackrock, Inc., or Blackrock, with the SEC on January 25, 2016, as of December 31, 2015, Blackrock had sole voting power over 7,462,954 of our ordinary shares and sole dispositive power over 8,405,631 of our ordinary shares. The address of Blackrock is 55 East 52nd Street, New York, New York 10022.
(3)	Includes options held by such directors and executive officers that are exercisable within 60 days after November 30, 2016. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

AUDIT COMMITTEE MATTERS

Our management is responsible for the preparation of our financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. Our independent registered public accounting firm is responsible for conducting an independent audit of our annual financial statements in accordance with generally accepted accounting principles, as well as an independent audit of management’s assessment of our internal control over financial reporting, and issuing reports on the results of their audits. The Audit Committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has reviewed our audited financial statements for the fiscal year ended September 30, 2016 and has discussed these financial statements with our management and independent registered public accounting firm.

The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 (Communications with Audit Committees) (AS 16), which requires our independent registered public accounting firm to discuss with our Audit Committee, among other things, the following:

•	methods to account for significant unusual transactions;

•	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

•	the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors’ conclusions regarding the reasonableness of those estimates; and

•	disagreements with management over matters that could be (individually or in the aggregate) significant to the Company’s financial statements or the auditor’s report.

Our independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by PCAOB Rule 3526 (Rule 3526), Communication with Audit Committees Concerning Independence. PCAOB Rule 3562 requires auditors annually to disclose in writing all relationships that in the auditor’s professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The Audit Committee has discussed with the independent registered public accounting firm its independence from us.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the fiscal year ended September 30, 2016.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2016, our Audit Committee approved all of the services provided by Ernst & Young.

PROPOSAL II

AMENDMENT TO STOCK OPTION AND INCENTIVE PLAN

On November 8, 2016, our Board of Directors adopted, subject to shareholder approval, an amendment to our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the 1998 Plan, increasing from 62,300,000 to 67,550,000 the maximum number of ordinary shares issuable under the 1998 Plan and making the other change described below.

The 1998 Plan was last amended in January 2015. As of November 30, 2016, of the 62,300,000 ordinary shares reserved for issuance under the 1998 Plan prior to giving effect to this amendment, awards with respect to an aggregate of 58,211,710 ordinary shares (net of cancellations and forfeitures) had been granted, of which 48,772,542 shares have been issued upon option exercises and restricted share issuances that have vested, 8,047,860 remain subject to outstanding option awards, 1,391,308 remain subject to outstanding unvested restricted shares, and 4,088,290 ordinary shares remained available for future awards.

Based on 146,786,764 ordinary shares outstanding as of November 30, 2016, which is the Record Date, the number of shares reserved for issuance pursuant to outstanding awards granted and the number of shares available for future grants represented approximately 8.3% of our shares outstanding on a fully diluted basis, assuming all shares reserved for issuance pursuant to outstanding awards granted and all shares available for future grants were issued and outstanding.

As of November 30, 2016, the closing price of our ordinary shares was 58.97 per share. Of the options to purchase 8,047,860 ordinary shares that were outstanding as of November 30, 2016, awards to purchase 5,650 ordinary shares were at an exercise price of $58.98 or greater. These awards with an exercise price greater than the current trading price of the ordinary shares, so-called “underwater” awards, represented approximately 0.1% of the ordinary shares reserved for issuance pursuant to outstanding awards. The weighted average remaining life of the options outstanding as of November 30, 2016 was 7.5 years, and their weighted average exercise price was $45.93.

The following table summarizes information, as of November 30, 2016, regarding our equity compensation plans. The table does not include the additional shares that may be issuable pursuant to the proposed amendments to the 1998 Plan that are the subject of this Proposal II.

	As of November 30, 2016
	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options, Restricted Stock-Based Awards, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Restricted Stock- Based Awards, Warrants and Rights	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by shareholders	9,439,168	(2)	45.93	4,088,290	(3)
Equity compensation plans not approved by shareholders(3)	609	(4)	32.34	—

Total	9,439,777	(5)	45.93	4,088,290

(1)	Excludes the shares listed under the column heading “Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options, Restricted Stock-Based Awards, Warrants and Rights.”
(2)	Consists of options to purchase 8,047,860 ordinary shares and 1,391,308 restricted shares.
(3)	Consists of shares available for future issuance under the 1998 Plan.
(4)	Consists of options assumed in connection with acquisitions. No additional awards were or can be granted under the plans that originally issued these awards.

(5)	Of the 9,439,777 ordinary shares reflected, 8,048,469 are ordinary shares to be issued upon exercise of outstanding options with a weighted average exercise price of $45.93 and a weighted average remaining life of 7.50 years, and 1,391,308 are restricted shares.

Under our practices over the last three fiscal years, and as set forth in the table below, the combined run rate for usage of ordinary shares, or the burn rate, used for grants to participants under 1998 Plan has been 2.04% for fiscal 2014, 2.00% for fiscal 2015 and 1.71% for fiscal 2016:

	Fiscal Year Ended September 30,
Type of Award	2016	2015	2014
	(in thousands)
Stock options granted	1,898	2,418	2,410
Restricted shares granted	658	665	828
Weighted-average basic ordinary shares outstanding	149,168	154,423	159,012
Burn rate	1.71%	2.00%	2.04%

The Board of Directors considers availability of ordinary shares for future grants under the 1998 Plan to be important to the business prospects and operations of the company and believes that, after giving effect to the proposed 5,250,000 share increase of the 1998 Plan, we will have sufficient awards available for grant to our employees and others for the next two to three years. The Board considers grants of options and restricted stock to be an effective method to attract and retain officers, directors, employees and consultants, and to encourage long-term performance and productivity. The company will not be able to grant awards under the 1998 Plan after January 28, 2025.

The Board of Directors believes that the increase in the number of shares issuable under the 1998 Plan and the other change described below are in the best interests of the company and its shareholders.

Proposed Amendment of the 1998 Stock Option and Incentive Plan

Following is a summary of the material changes proposed to be made to the 1998 Plan. The following summary of material changes is qualified in its entirety by reference to the 1998 Plan, as proposed to be amended, a copy of which is attached as Appendix B.

•	Shares Available. The proposed amendment increases by 5,250,000 the number of ordinary shares available for issuance under the 1998 Plan.

•

Sublimit on “Full Value” Awards. The 1998 Plan was amended in 2008 to impose a sublimit that restricts our ability to make “full value” stock-based awards (i.e., awards other than stock options and stock appreciation rights, such as restricted stock or awards denominated in stock units) to 9,700,000 ordinary shares. After taking into account full value awards granted after the 2008 amendment, as of November 30, 2016, we had the ability to grant such full value awards with respect to 4,260,783 ordinary shares. Subject to shareholder approval of the proposed amendment, from January 27, 2017, we will have the ability to grant such full value awards with respect to an additional 5,250,000 ordinary shares. In the event any ordinary shares that are subject to a full value award cease to be subject to such award (other than by reason of exercise or payment of the award to the extent it is settled in shares), such shares shall again be available for full value awards, without regard to the ordinary share sublimit.

Description of the 1998 Stock Option and Incentive Plan (as proposed to be amended)

The following is a summary of the 1998 Stock Option and Incentive Plan (as proposed to be amended), a copy of which is attached as Appendix B. The following summary is qualified in its entirety by reference to the 1998 Plan.

Purpose. The purpose of the 1998 Plan is to afford an incentive to grantees to acquire a proprietary interest in the company, to continue in service of the company, to increase their efforts on behalf of the company and to promote the success of the company’s business.

Types of Awards. The 1998 Plan provides for the grant of stock options (which may be either incentive stock options or nonqualified stock options), stock appreciation rights, restricted stock awards and other stock-based awards, which we collectively refers to as “awards.”

Stock Options. Grantees receive the right to purchase a specified number of ordinary shares at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may not be granted at an exercise price that is less than 100% of the fair market value of our ordinary shares on the date of grant and may not be granted for a term in excess of ten years. Payment of the exercise price of options may be by cash, delivery of ordinary shares, a combination thereof, or, in connection with a broker-assisted exercise. The 1998 Plan provides that, unless otherwise determined by the Committee, options will vest as to 25% of the ordinary shares subject to such award on each of the first, second, third and fourth anniversaries of the date of grant of the option. Although we have never done so, the 1998 Plan permits us to make loans to grantees in connection with the exercise of outstanding options. Options may generally only be exercised while the grantee is in our service or employ. If the grantee’s service ends for any reason other than cause, death or disability, his or her option will expire 90 days after such cessation. Termination for cause results in expiration of the option upon the termination date. Termination due to death or disability allows, in general, for the option to be exercised for 12 months, but in no event after the option’s stated final expiration date. The 1998 Plan prohibits the grant of options containing a provision entitling a grantee to the automatic grant of additional options in connection with any exercise by the grantee of his or her options.

Restricted Stock Awards. Restricted stock awards entitle grantees to acquire ordinary shares subject to the right of Amdocs Limited or any of its subsidiaries to repurchase all or part of such shares from the grantee in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established for such award. The vesting of restricted stock awards can be based on the achievement of specified performance goals or on the passage of time.

Stock Appreciation Rights. The Committee may also grant stock appreciation rights without the grant of an accompanying option, which rights shall permit the grantee to receive, at the time of any exercise of such rights, cash equal to the amount by which the fair market value of all shares of ordinary shares in respect to which the right was exercised exceeds the exercise price thereof. The exercise price of a stock appreciation right shall not be less than the fair market value on the date the stock appreciation right is granted and no stock appreciation right may be granted with a term in excess of 10 years. As of the date of this Proxy Statement, we have never granted stock appreciation rights under the 1998 Plan.

Other Stock-Based Awards. The committee administering the 1998 Plan may grant other awards pursuant to which ordinary shares may be acquired or awards denominated in stock units. As of the date of this Proxy Statement, we have granted restricted stock units, but no other stock-based awards under the 1998 Plan.

Eligibility to Receive Awards. All officers, directors, employees and consultants of Amdocs Limited, or of any parent or subsidiary of Amdocs Limited, are eligible to receive awards under the 1998 Plan. Under the 1998 Plan, a subsidiary means any entity in which Amdocs Limited holds, directly or indirectly, 50% or more of its voting power.

Shares Available. Awards may be made under the 1998 Plan for up to 67,550,000 ordinary shares (including the 5,250,000 ordinary shares subject to the proposed amendment), with a sublimit on the number of ordinary shares that may be issued pursuant to “full value” awards (i.e., awards other than stock options and stock appreciation rights, such as restricted stock or awards denominated in stock units). As of November 30, 2016, the sublimit on such full value awards was 4,260,783 ordinary shares. Subject to shareholder approval of the proposed amendment, from January 27, 2017, this sublimit will be increased by 5,250,000 ordinary shares. If any award expires or is terminated, surrendered, cancelled (including the repurchase of unvested restricted stock at its original issuance price) or forfeited, the unused shares covered by such award (other than any shares surrendered by reason of exercise or payment of the award to the extent it is settled in shares) will again be available for grant under the 1998 Plan, with the exception of (i) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right, (ii) shares used to pay the exercise price of a stock option, (iii) shares delivered to or withheld by the company to pay the withholding taxes related to an award, or (iv) shares repurchased on the open market with proceeds of a stock option exercise. Any shares subject to a full value award that cease to be subject to such award (other than by reason of exercise or payment of the award to the extent it is settled in shares) shall again be available for full value awards, without regard to the sublimit that will be in effect following this amendment.

Administration. The 1998 Plan is administered by a committee established by the Board of Directors, which we refer to as the Committee. The Committee has the authority to administer the 1998 Plan and to exercise all the powers and authorities either specifically granted to it under the 1998 Plan or necessary or advisable in the administration of the 1998 Plan, and to make all other determinations deemed necessary or advisable for the administration of the 1998 Plan.

Assumed or Substitute Awards. If, in connection with a business combination transaction, we assume or substitute for awards originally granted by another entity, and such assumed or substituted awards will be administered under the 1998 Plan, such awards (1) will not count as part of the total number of ordinary shares that may be made subject to awards under the 1998 Plan, subject to any limitations required by the U.S. Internal Revenue Code of 1986, as amended, and (2) will be on such terms as the Board deems appropriate notwithstanding any limitations contained in the 1998 Plan on new awards.

Adjustments. The Committee is required to make appropriate adjustments in connection with the 1998 Plan and any outstanding awards to reflect stock dividends, recapitalizations, stock splits, combinations or exchanges of ordinary shares and other similar transactions which result in any increase or decrease in the number of issued ordinary shares effected without receipt of consideration. In the event of a proposed sale of all or substantially all the assets of Amdocs, merger, liquidation, dissolution or other similar event, the Committee is authorized to provide for outstanding awards to be assumed or substituted for, to accelerate the awards to make them fully exercisable prior to consummation of the acquisition event, to provide that the awards will terminate as a fixed date following their acceleration or to provide for a cash-out of any outstanding options.

Amendment or Termination. No award may be made under the 1998 Plan after January 28, 2025. The Board of Directors may at any time suspend, terminate, modify or amend the 1998 Plan, however, shareholders must approve any amendment that would (1) increase the aggregate number of ordinary shares issuable under the 1998 Plan, (2) materially increase the benefits accruing to grantees, (3) change the class of employees eligible for participation, (4) extend the period during which awards may be granted or (5) provide for an option that is exercisable more than 10 years after the date it is granted.

No Repricing of Options or Stock Appreciation Rights. The 1998 Plan prohibits the repricing of options or stock appreciation rights under the 1998 Plan without shareholder approval. Specifically, except in connection with a corporate transaction involving us (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding options or stock appreciation rights, or cancel outstanding options or stock appreciation rights, in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights without shareholder approval.

Nontransferability. Awards granted under the 1998 Plan are not transferable other than by will or by the laws of descent and distribution, other than pursuant to a qualified domestic relations order.

Section 102 Awards. Under the 1998 Plan, nonqualified stock options and restricted stock awards may be granted to employees and consultants of Amdocs Limited or any of its subsidiaries or parents pursuant to the provisions of Section 102 of the Israel Tax Ordinance (New Version) 1961. Section 102 is designed to afford qualified recipients with specified favorable tax treatment in Israel.

Resolution

It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

“RESOLVED, that the 1998 Stock Option and Incentive Plan, as amended, in the form attached to the company’s Proxy Statement as Appendix B, be and hereby is approved.”

Required Affirmative Vote

The affirmative vote of holders of a majority of the ordinary shares issued and outstanding is necessary for the approval of the Ordinary Resolution to approve the amendment to the 1998 Plan. If Proposal II is not approved by the shareholders, the 1998 Plan will continue in accordance with its existing terms and the Board will evaluate other alternatives for achieving the purposes of the plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AMENDMENT AND CONTINUATION OF THE 1998 PLAN AS SET FORTH IN APPENDIX B ATTACHED HERETO.

PROPOSAL III

SHAREHOLDER APPROVAL OF INCREASE OF THE QUARTERLY DIVIDEND RATE

Background

Article 92 of our Articles of Incorporation provides that our Board of Directors may declare and pay dividends on our ordinary shares, subject to compliance with applicable law and subject to the approval of our shareholders by ordinary resolution.

In 2012, our shareholders approved the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per ordinary share.

Under this authorization, our Board of Directors has the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, but our Board of Directors does not have authority to increase the per share amount or frequency of the dividend without shareholder approval. In 2014, our shareholders approved an increase in the rate of the quarterly cash dividend to $0.155 per share, in 2015, our shareholders approved an increase to $0.17 per share, and in 2016 our shareholders approved our shareholders approved another increase to $0.195 per share.

In November 2016, our Board of Directors approved an increase in the quarterly cash dividend rate to $0.22 per ordinary share. In order to permit us to implement this dividend rate increase, our Board of Directors proposes that our shareholders approve the ordinary resolution set forth below.

Reasons for the Proposed Increase in Quarterly Dividend Rate

Our Board of Directors believes that it is in the best interest of our shareholders to increase the quarterly dividend rate in light of our financial and business performance and outlook. For example, since we implemented our dividend program in 2012, we have generated increases in annual revenue, net income and free cash flow. At the same time, we have continued to repurchase our ordinary shares, through a subsidiary, and repurchased approximately $454.0 million and $413.4 million (excluding broker and transaction fees) of our ordinary shares during the fiscal years ended September 30, 2015 and 2016, respectively. The increase in the quarterly dividend rate coincides with our general long-term guideline to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, with the majority returned to our shareholders through share repurchases and dividends. This is not a complete presentation of our financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles, so we encourage you to review our consolidated financial statements for the fiscal year ended September 30, 2016 set forth in our Annual Report on Form 20-F filed on December 12, 2016 with the U.S. Securities and Exchange Commission, or the SEC. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Timing of the Dividend Program

If our shareholders approve the proposal, our Board of Directors will continue to consider on a quarterly basis whether to declare and pay a dividend in accordance with the terms of the dividend program and in accordance with applicable Guernsey law. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. Provided that the per share amount and the frequency of the dividend do not increase, then no further shareholder approval will be required for dividends payable pursuant to our quarterly cash dividend program. However, any increase to the per share amount or frequency of the dividend would require further shareholder approval.

Subject to shareholder approval, we expect to begin paying the dividend at the increased rate commencing in April 2017.

In the event that shareholder approval is not obtained, the quarterly dividend rate will remain at $0.195 per share.

Certain United States Federal Income Tax Considerations Related to Distributions

In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of foreign taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. In general, U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

Dividend income is taxed as ordinary income. However, a preferential U.S. federal income tax rate applies to “qualified dividend income” received by individuals (as well as certain trusts and estates), provided that certain requirements, including holding period requirements, are met. “Qualified dividend income” includes dividends paid on shares of “qualified foreign corporations,” including shares of a foreign corporation that are readily tradable on an established securities market in the United States (as well as foreign corporations from certain treaty jurisdictions). Since our ordinary shares are listed on Nasdaq, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period and other applicable requirements are satisfied. The preferential rate will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income,” which may be offset by investment interest expense. In addition, dividends paid by us will not qualify for the preferential U.S. federal income tax rate if we are, for the tax year in which the dividends are paid, or were, for the preceding tax year, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, which we would be if (i) at least 75% of our gross income is “passive income” (i.e., dividends, interest, royalties, rents and gains from commodities and securities transactions), or (ii) on average at least 50% of the gross value of our assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” We do not believe that we will be a PFIC in the current taxable year and do not expect to become one in the foreseeable future.

An additional 3.8% tax is imposed on the net investment income (which includes taxable dividends) received by U.S. holders that are individuals, trusts or estates earning income above certain thresholds.

Dividends paid by us generally will be classified as foreign source “passive category income” or, in certain cases, “general category income” for U.S. foreign tax credit purposes.

Payments to U.S. holders generally will be subject to information reporting requirements with respect to dividends that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” Such payments may also be subject to backup withholding (currently at a rate of 28%) unless the U.S. holder provides a taxpayer identification number and a duly executed Internal Revenue Service Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. holders are urged to consult their tax advisors regarding the tax treatment of any dividends received by such holder in respect of ordinary shares.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that an increase in the dividend rate under Amdocs Limited’s quarterly cash dividend program from $0.195 per share to $0.22 per share be, and hereby is, approved.”

Required Affirmative Vote

The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the General Meeting is necessary for approval of the increase in the dividend rate under our quarterly cash dividend program.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE INCREASE IN THE QUARTERLY DIVIDEND RATE UNDER THE CASH DIVIDEND PROGRAM.

PROPOSAL IV

APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2016

Our Annual Report for the fiscal year ended September 30, 2016 is available on our website at http://www.amdocs.com/About/Pages/AnnualReport.aspx. Our Consolidated Financial Statements for the fiscal year ended September 30, 2016 are included in our Annual Report. At the General Meeting, we will review the Operating and Financial Review and Prospects section of our Annual Report and will answer appropriate questions related thereto.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that the Consolidated Financial Statements of Amdocs Limited for the fiscal year ended September 30, 2016 be, and the same hereby are, approved.”

Required Affirmative Vote

The affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to approve the Consolidated Financial Statements.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

PROPOSAL V

RATIFICATION AND APPROVAL OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP to continue to serve as our independent registered public accounting firm for the fiscal year ending September 30, 2017 and until the next annual general meeting, and the Audit Committee recommends to the shareholders that they (i) ratify and approve such selection, and (ii) authorize the Audit Committee of the Board of Directors to fix the remuneration of such registered public accounting firm. Ernst & Young LLP audited Amdocs’ books and accounts for the fiscal year ended September 30, 2016 and has served as our independent public accounting firm since 1996. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Independent Accountant Fees and Other Matters

The following table summarizes the fees of Ernst & Young LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit services and billed to us in each of the last two fiscal years for other services:

Fee Category	2016	2015
Audit Fees(1)	$3,200,000	$3,200,000
Audit-Related Fees(2)	$1,200,000	$1,300,000
Tax Fees(3)	$1,600,000	$1,300,000

(1)	Audit fees consist of fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.
(2)	Audit-related services principally include Statement on Standards for Attestation Engagements (SSAE) 16 report issuances and due diligence examinations.
(3)	Tax fees consist of fees associated with tax compliance, tax advice and tax planning services.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that (i) the appointment of Ernst & Young LLP as Amdocs Limited’s independent registered public accounting firm for the fiscal year ending September 30, 2017 and until Amdocs Limited’s next annual general meeting be, and it hereby is, ratified and approved, and (ii) the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.”

Required Affirmative Vote

The affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to ratify and approve the appointment of Ernst & Young LLP and the authorization of the Audit Committee of the Board of Directors to fix its remuneration.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF ERNST & YOUNG LLP.

MISCELLANEOUS

Other Matters

Our management knows of no other business to be transacted at the General Meeting; but, if any other matters are properly presented to the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their reasonable discretion.

Annual Report on Form 20-F

Once filed with the SEC, we will promptly provide without charge, at the written request of any shareholder, a copy of our Annual Report on Form 20-F, including our audited financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the Internet at the SEC’s website located at http://www.sec.gov as well as on our website at www.amdocs.com. Requests for copies of our Annual Report on Form 20-F should be provided to our principal U.S. subsidiary at:

Amdocs, Inc.

1390 Timberlake Manor Parkway

Chesterfield, Missouri 63017

Fax: (314) 212-8358

E-mail: dox_info@amdocs.com

Attention: Mr. Matthew E. Smith

                 Secretary

Expenses of Solicitation

The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) have solicited the return of proxies by Internet and telephone and may solicit the return of proxies by facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and D.F. King & Co., Inc. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with Nasdaq rules concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

BY ORDER OF THE BOARD OF DIRECTORS

By:	/s/ Matthew E. Smith
Name: Matthew E. Smith
Title: Secretary

December 20, 2016

APPENDIX A

CATEGORICAL STANDARDS

In addition to applying the requirements under the NASDAQ rules, the Board has adopted guidelines to assist it in determining whether a director has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under these guidelines, a director will be considered to have such a relationship if during the last three years prior to the independence determination date:

•

Charitable Contributions. The director, or an immediate family member of the director, has served as an executive officer of a charitable organization that receives payments from the Company in an amount which, in any single fiscal year since the determination date, exceeds the greater of $200,000, or 5% of such charitable organization’s revenues;

•

Indebtedness. The director or an immediate family member of the director has served, as an executive officer of another company which was indebted to the Company, or to which the Company was indebted, at the time the director was serving as an executive officer, where the total amount of either company’s indebtedness to the other in any single fiscal year since the determination date exceeds five percent (5%) of such company’s revenues;

For purposes of the above standards: (i) “COMPANY” includes Amdocs Limited and any parent or subsidiary that would be required under U.S. generally accepted accounting principles to prepare financial statements on a consolidated basis; and (ii) “IMMEDIATE FAMILY MEMBER” includes a person’s spouse, parents, children, and siblings, whether by blood, marriage, or adoption, or anyone residing in such person’s home.

A-1

APPENDIX B

AMDOCS LIMITED

1998 STOCK OPTION AND INCENTIVE PLAN

AS PROPOSED TO BE AMENDED ON JANUARY 27, 2017

1.	Purpose; Type of Awards; Construction

The purpose of the Amdocs Limited 1998 Stock Option and Incentive Plan (the “Plan”) is to afford an incentive to officers, directors, employees and consultants of Amdocs Limited (the “Company”), or any subsidiary of the Company which now exists or hereafter is organized or acquired by the Company, to acquire a proprietary interest in the Company, to continue as employees, directors and consultants, to increase their efforts on behalf of the Company and to promote the success of the Company’s business. It is further intended that options granted by the Committee (as such a term is defined below) pursuant to Section 8 of the Plan shall constitute “incentive stock options” (“Incentive Stock Options”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and options granted by the Committee pursuant to Section 7 of the Plan shall constitute “nonqualified stock options” (“Nonqualified Stock Options”). The Committee may also grant restricted shares (“Restricted Stock”) under the Plan pursuant to Section 9 of the Plan. If the Committee so determines it may grant Nonqualified Stock Options or Restricted Stock pursuant to the provisions of Section 102 of the Israel Income Tax Ordinance (New Version) 1961, and any regulations, rules, orders or procedures promulgated thereunder (“102 Securities”).

2.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)	“Ordinary Shares” shall mean shares of ordinary shares, par value £0.01 per share, of the Company.

(b)	“Disability” shall mean the inability of a Grantee (as defined in Section 3 hereof) to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

(c)	“Fair Market Value” per share as of a particular date shall mean (i) if the shares of Ordinary Shares are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine; or (ii) if the shares of Ordinary Shares are then traded on a national securities exchange the closing sales price per share of Ordinary Shares on the national securities exchange, on which the Ordinary Shares are principally traded, for the last preceding date on which there was a sale of such Ordinary Shares on such exchange, or (iii) if the shares of Ordinary Shares are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Ordinary Shares in such over-the-counter market for the last preceding date on which there was a sale of such Ordinary Shares in such market.

(d)	“Option” or “Options” shall mean a grant to a Grantee (as defined in Section 3 hereof) of an option or options to purchase shares of Ordinary Shares. Options granted by the Committee (as defined in Section 3 hereof), pursuant to the Plan shall constitute either Incentive Stock Options or Nonqualified Stock Options.

(e)	“Parent” shall mean any company (other than the Company) in an unbroken chain of companies ending with the Company if, at the time of granting an award, each of the companies other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

(f)	“Subsidiary” shall mean any company (other than the Company) in an unbroken chain of companies beginning with the Company if, at the time of granting an award, each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

(g)	“Ten Percent Stockholder” shall mean a Grantee (as defined in Section 3 hereof), who, at the time an Incentive Stock Option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary.

3.	Administration

The Plan shall be administered by a committee (the “Committee”) established by the Board of Directors of the Company (the “Board”).

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Options and Restricted Stock; to determine which Options shall constitute Incentive Stock Options and which Options or Restricted Stock shall constitute Nonqualified Stock Options or 102 Securities; to determine the kind of consideration payable (if any) with respect to awards; to determine the period during which Options may be exercised and Restricted Stock shall be subject to restrictions, and whether in whole or in installments; to determine the persons to whom, and the time or times at which awards shall be granted (such persons are referred to herein as “Grantees”); to determine the number of shares to be covered by each award; to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the agreements (which need not be identical) entered into in connection with awards granted under the Plan (the “Agreements”); to cancel or suspend awards, as necessary; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all Grantees of any awards under this Plan.

The Board shall fill all vacancies, however caused, in the Committee. The Board may from time to time appoint additional members to the Committee, and may at any time remove one or more Committee members and substitute others.

No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any award granted hereunder.

4.	Eligibility

Officers, Directors, other employees and consultants of the Company or of any Subsidiary or Parent shall be eligible to receive awards hereunder. In determining the persons to whom awards shall be granted and the number of shares to be covered by each award, the Committee, in its sole discretion, shall take into account the contribution by the eligible individuals to the management, growth and/or profitability of the business of the Company and such other factors as the Committee shall deem relevant.

5.	Ordinary Shares

The maximum number of Ordinary Shares reserved for grant of awards under the Plan shall be 67,550,000. Such shares may, in whole or in part, be authorized but unissued shares. The foregoing numbers of shares may be increased or decreased by the events set forth in Section 10 hereof.

If any outstanding award under the Plan should, for any reason expire, be canceled or be terminated without having been exercised in full, the shares of Ordinary Shares allocable to the unexercised, canceled or terminated portion of such award shall (unless the Plan shall have been terminated) become available for subsequent grants of awards under the Plan; provided that an award under the plan may not again be made available for issuance under the plan if such Ordinary Shares are: (i) Ordinary Shares that were subject to stock-settled stock appreciation rights and were not issued upon the net settlement or net exercise of such stock appreciation rights, (ii) Ordinary Shares used to pay the Option Price, (iii) Ordinary Shares delivered to or withheld by the Company to pay the withholding taxes related to an award, or (iv) Ordinary Shares repurchased on the open market with proceeds of an Option exercise.

6.	Terms and Conditions of Options

Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Option Agreement”), in such form as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions:

(a)	NUMBER OF SHARES. Each Option Agreement shall state the number of shares of Ordinary Shares to which the Option relates.

(b)	TYPE OF OPTION. Each Option Agreement shall specifically state that the Option constitutes an Incentive Stock Option or a Nonqualified Stock Option.

(c)	OPTION PRICE. Each Option Agreement shall state the Option Price, which shall not be less than one-hundred percent (100%) of the Fair Market Value of the shares of Ordinary Shares covered by the Option on the date of grant. The Option Price shall be subject to adjustment as provided in Section 10 hereof. The date on which the Committee adopts a resolution expressly granting an Option shall be considered the day on which such Option is granted.

(d)	MEDIUM AND TIME OF PAYMENT. The Option Price shall be paid in full, at the time of exercise and may be made in cash, by the delivery of shares of Ordinary Shares with a fair market value equal to the Option Price, provided that any such shares acquired by the Grantee pursuant to the exercise of an Incentive Stock Option shall have been held by the Grantee for a period of at least one year, or by a combination of cash and such shares that have been held by the Grantee for a period of at least one year whose fair market value together with such cash shall equal the Option Price. The Committee may also permit Grantees, either on a selective or aggregate basis, simultaneously to exercise Options and sell the shares of Ordinary Shares thereby acquired pursuant to a brokerage or a similar arrangement, approved in advance by the Committee, and use the proceeds from such sale as payment of the Purchase Price of such shares.

(e)	TERM AND EXERCISABILITY OF OPTIONS. Each Option Agreement shall be exercisable at such times and under such conditions as the Committee, in its discretion, shall determine; provided, however, such exercise period shall not exceed ten (10) years from the date of grant of such Option. The exercise period shall be subject to earlier termination as provided in Sections 6(f) and 6(g) hereof. An Option may be exercised, as to any or all full shares of Ordinary Shares as to which the Option has become exercisable, by giving written notice of such exercise to the Committee or its designated agent.

Options shall become exercisable in cumulative installments of 25% on the first, second, third and fourth anniversary of the date on which such Option is granted, or at such other times and in such other installments (which may be cumulative) as the Committee shall provide in the terms of the respective Option Agreements; provided, however, that the Committee, in its absolute discretion, may, on such terms and conditions as it may determine to be appropriate, accelerate the time at which such Option or any portion thereof may be exercised. The Option may contain performance goals and measurements, and the provisions with respect to any Option need not be the same as the provisions with respect to any other Option.

(f)

TERMINATION. Except as provided in this Section 6(f) and in Section 6(g) hereof, an Option may not be exercised unless the Grantee is then in the service or employ of the Company or a Parent or Subsidiary (or a company or a parent or subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies), and unless the Grantee has remained continuously so employed or has continuously performed such services since the date of grant of the Option. In the event that the employment of a Grantee shall terminate or Grantee shall cease performance of services for the Company, a Parent or a Subsidiary thereof (in either event, other than by reason of death or disability), all Options of such Grantee that are exercisable at the time of such termination or cessation may, unless earlier terminated in accordance with their terms, be exercised within ninety (90) days after the date of such termination or cessation; provided, however, that if the Company, Subsidiary, or Parent, as the case may be, shall terminate the Grantee’s employment for cause (as determined by the Committee), all Options theretofore granted to such Grantee shall, to the extent not theretofore exercised, terminate on the date of such termination or cessation unless otherwise determined by the Committee. In the case of a Grantee whose principal employer is a Subsidiary, the Grantee’s employment shall be deemed to be terminated for purposes of this Section 6(f) as of the date on which such principal employer ceases to be a Subsidiary.

(g)	DEATH OR DISABILITY OF GRANTEE. If a Grantee shall die while employed by, or performing services for, the Company or a Parent or subsidiary thereof, or within ninety (90) days after the date of cessation of such Grantee’s employment or performance of services other than as a result of termination for cause (or within such longer period as the Committee may have provided pursuant to Section 6(e) hereof), or if the Grantee’s employment shall terminate or performance of services shall cease by reason of Disability, all Options theretofore granted to such Grantee may, unless earlier terminated in accordance with their terms, be exercised by the Grantee or by the Grantee’s estate or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by reason of the death or Disability of the Grantee, at any time within twelve months after the date of death or Disability of the Grantee. In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option.

(h)	LOANS. Subject to any law, the Company may make loans to Grantees as the Committee, in its discretion, may determine in connection with the exercise of outstanding options granted under the Plan. Such loans shall (i) be evidenced by promissory notes entered into by the Grantees in favor of the Company, (ii) be subject to the terms and conditions set forth in this Section 6(h) and such other terms and conditions, not inconsistent with the Plan, as the Committee shall determine and (iii) bear interest, if any, at such rate as the Committee shall determine. In no event may the principal amount of any such loan exceed the exercise price less the par value of the shares of Ordinary Shares covered by the option, or portion thereof, exercised by the Grantee. The initial term of the loan, the schedule of payments of principal and interest under the loan, the extent to which the loan is to be with or without recourse against the Grantee with respect to principal and/or interest and the conditions upon which the loan will become payable in the event of the Grantee’s termination of employment or ceasing to perform services shall be determined by the Committee; provided, however, that the term of the loan, including extensions, shall not exceed 10 years. Unless the Committee determines otherwise, when a loan shall have been made, shares of Ordinary Shares having a Fair Market Value at least equal to the principal amount of the loan shall be pledged by the Grantee to the Company as security for payment of the unpaid balance of the loan and such pledge shall be evidenced by a pledge agreement, the terms of which shall be determined by the Committee, in its discretion; provided, however, that each loan shall comply with all applicable laws, regulations and rules of the Board of Governors of the Federal Reserve System and any other governmental agency having jurisdiction.

(i)	OTHER PROVISIONS. The Option Agreements evidencing Options under the Plan shall contain such other terms and conditions, not inconsistent with the Plan, as the Committee may determine.

(j)	EXERCISE OF OPTIONS. A Grantee who decides to exercise an Option in whole or in part shall give notice to the Company or its designated agent of such exercise in writing on a form approved by the Committee. Such notice shall specify the manner in which the Grantee will make payment of the Option Price.

7.	Nonqualified Stock Options

Options intended to constitute Nonqualified Stock Options shall be subject only to the general terms and conditions specified in Section 6 hereof.

7A.	102 Securities

Any 102 Securities which shall be granted to employees or consultants of the Company, any Subsidiary or Parent, or if required by law, shall be issued to a trustee nominated by the Board or the Committee (in accordance with the provisions of Section 102) (the “Trustee”) and held for the benefit of the Grantee in accordance with any of the alternatives under Section 102 as shall be prescribed from time to time by the Committee. The Trustee may also hold in trust any shares issued upon exercise of such 102 Securities, pursuant to the provisions of Section 102.

8.	Incentive Stock Options

Options intended to constitute Incentive Stock Options shall be subject to the following special terms and conditions, in addition to the general terms and conditions specified in Section 6 hereof.

(a)	VALUE OF SHARES. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of equity securities of the Company with respect to which Incentive Stock Options granted under this Plan and all other option plans of any Parent or Subsidiary become exercisable for the first time by each Grantee during any calendar year shall not exceed $100,000. To the extent that the aggregate fair market value of shares with respect to which Incentive Stock Options are exercisable for the first time by any Grantee during any calendar year exceeds $100,000, such Option shall be treated as a Non-Qualified Stock Option. The foregoing shall be applied by taking options into account in the order in which they were granted, with the fair market value of any share to be determined at the time of the grant of the Option. In the event the foregoing results in a portion of an Incentive Stock Option exceeding the $100,000 limitation, only such excess shall be treated as a Non-Qualified Stock Option.

(b)	TEN PERCENT STOCKHOLDER. In the case of an Incentive Stock Option granted to a Ten Percent Stockholder, (i) the Option Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the shares of Ordinary Shares on the date of grant of such Incentive Stock Option and (ii) the exercise period shall not exceed five (5) years from the date of grant of such Incentive Stock Option.

9.	Restricted Stock

The Committee may award shares of Restricted Stock to any eligible individual. Each award of Restricted Stock under the Plan shall be evidenced by an instrument, in such form as the Committee shall from time to time approve (the “Restricted Stock Agreement”), and shall comply with the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish including, without limitation, the requirement that a Grantee provide consideration for Restricted Stock upon the lapse of restrictions):

(a)	The Committee shall determine the number of shares of Ordinary Shares to be issued to the Grantee pursuant to the award.

(b)(i)

Shares of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which the award is granted (the “Restricted Period”). The Committee may also impose such other restrictions and conditions on the shares as it deems appropriate including the satisfaction of performance criteria. Certificates for shares of stock issued pursuant to Restricted Stock awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares of stock in contravention of such restrictions shall be null and void and without effect. During the Restricted Period, such certificates shall be held in escrow by an escrow agent appointed by the Committee. In determining the Restricted Period of an award, the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of such award, provided that the restrictions with respect to no more than 25% of the awarded shares shall lapse prior to the first anniversary of the date of grant, no more than additional 25% shall lapse prior to the second anniversary of the date of grant, no more than additional 25% shall lapse prior to the third anniversary of the date of grant and no more than additional 25% shall lapse prior to the fourth anniversary of the date of grant; provided further, however, that the foregoing vesting schedule shall not apply to (A) Restricted Stock granted with restrictions related to satisfaction of performance criteria; or (B) extraordinary circumstances as shall be determined by the Committee which shall include, without limitation, death or disability, a merger, consolidation, sale, reorganization, recapitalization, or change in control of the Company; or any other nonrecurring significant event affecting the Company, a Participant or the Plan.

(ii)	The Committee may adjust the performance goals to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or exclusion of the impact of extraordinary or unusual items, events or circumstances, provided that no adjustment shall be made which will result in an increase in the compensation of any Grantee whose compensation is subject to the limitation on deductibility under Section 162(m) of the Internal Revenue Code, as amended, or a successor provision, for the applicable year. The Committee also may adjust the performance goals by reducing the amount to be received by any Grantee pursuant to an award if and to the extent that the Committee deems it appropriate.

(c)	Subject to such exceptions as may be determined by the Committee, if the Grantee’s continuous employment with, or performance of, service for, the Company or any Parent or Subsidiary shall cease for any reason prior to the expiration of the Restricted Period of an award, any shares remaining subject to restrictions (after taking into account the provisions of Subsection (e) of this Section 9) shall be repurchased by the Company or its Subsidiary at a price per share equal to the par value thereof.

(d)	During the Restricted Period the Grantee shall possess all incidents of ownership of such shares, subject to Subsection (b) of this Section 9, including the right to receive dividends with respect to such shares and to vote such shares.

(e)	The Committee shall have the authority (and the Restricted Stock Agreement may so provide) to cancel all or any portion of any outstanding restrictions prior to the expiration of the Restricted Period with respect to any or all of the shares of Restricted Stock awarded on such terms and conditions as the Committee shall deem appropriate.

9A.	Stock Appreciation Rights

(a)	The Committee may also grant stock appreciation rights (“SARs”) without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the fair market value of all shares of Ordinary Shares in respect to which the right was granted exceeds the exercise price thereof.

(b)	The Committee shall establish the exercise price of each SAR and specify it in the applicable SAR agreement. The exercise price shall not be less than 100% of the Fair Market Value on the date the SAR is granted; provided that if the Committee approves the grant of an SAR effective as of a future date, the exercise price shall be not less than 100% of the Fair Market Value on such future date.

(c)	Each SAR shall be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable SAR agreement; provided, however, that no SAR will be granted with a term in excess of 10 years.

9B.	Other Stock-Based Awards

The Committee may grant other awards under the Plan pursuant to which shares of Ordinary Shares (which may, but need not, be shares of Restricted Stock pursuant to Section 9 hereof) are or may in the future be acquired, or awards denominated in stock units, including ones values using measures other than market value. Such other stock based awards may be granted alone, in addition to, or in tandem with any award of any typed granted under the plan and must be consistent with the purposes of the Plan. From and after January 27, 2017, the Committee may not award such stock-based awards that are “full-value” awards, including but not limited to Shares of Restricted Stock or awards denominated in stock units (but excluding options and SARs), in an aggregate amount that exceeds the sum of (a) the number of Ordinary Shares that were subject to such sublimit as of January 26, 2017 (which number was 4,260,783 Ordinary Shares as of November 30, 2016) plus (b) 5,250,000 Ordinary Shares.

9C.	Limitations and Conditions

(i)	In the event that the Company makes an acquisition or is a party to a merger or consolidation and the Company assumes or substitutes for the options or other awards consistent with the purpose of this Plan of the Company acquired, merged or consolidated which are administered pursuant to this Plan, shares of Ordinary Shares subject to the assumed or substituted options or other awards shall not count as part of the total number of shares of Ordinary Shares that may be made subject to awards under this Plan or the limitation on other stock-based awards under Section 9B hereof, except as may be required by reason of Section 422 and related provisions of the Code. Any assumed or substituted awards to be administered under the Plan shall be on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on the terms and conditions of awards contained in the Plan.

(ii)	Subject to section 5 above, any shares that have been made subject to an award that cease to be subject to the award (other than by reason of exercise or payment of the award to the extent it is settled in shares) shall again be available for award and shall not be considered as having been theretofore made subject to award. For the avoidance of doubt, any shares that have been made subject to an award made prior to January 27, 2017 and of the type described in the last sentence of Section 9B that cease to be subject to such award (other than by reason of exercise or payment of the award to the extent it is settled in shares) shall again be available for awards of the type described in the last sentence of Section 9B, without regard to the sublimit set forth in the last sentence of Section 9B, and shall not be considered as having been theretofore made subject to award.

(iii)	Nothing contained herein shall affect the right of the Company to terminate any Grantee’s employment at any time or for any reason.

10.	Effect of Certain Changes

(a)	If there is any change in the shares of Ordinary Shares through the declaration of stock dividends, recapitalization, stock splits, combinations or exchanges of such shares, or other similar transactions, which result in any increase or decrease in the number of issued Ordinary Shares effected without receipt of consideration (provided, however, that conversion of any convertible security of the Company shall not be deemed to have been effected without receipt of consideration), the number of shares of Ordinary Shares available for awards, the number of such shares covered by outstanding awards, and the price per share of Options shall be proportionately adjusted by the Committee to reflect such change in the issued shares of Ordinary Shares; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.

(b)	In the event of the dissolution or liquidation of the Company or in the event of any corporate separation or division, including, but not limited to, split-up, split-off or spin-off or in the event of other similar transactions, the Committee may provide that:

(i)	the Grantee of any award hereunder shall have the right to exercise an Option (at its then Option price) or to receive in respect of other types of awards the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such dissolution, liquidation, or corporate separation or division by a Grantee of the number of shares of Ordinary Shares subject to such award for which such award might have been exercised or realized immediately prior to such dissolution, liquidation, or corporate separation or division; or

(ii)	each award granted under the Plan shall terminate as of a date to be fixed by the Committee and that not less than thirty (30) days’ written notice of the date so fixed shall be given to each Grantee, who shall have the right, during the period of thirty (30) days preceding such termination, to exercise or otherwise realize with respect to such awards all or any part of the shares of Ordinary Shares and other securities, property, cash or any combination thereof, covered thereby.

In the event of a proposed sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation, the Committee may provide that any award then outstanding shall be assumed or an equivalent award shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation does not agree to assume the award or to substitute an equivalent award, in which case the Committee shall, in lieu of such assumption or substitution, provide for the realization of such outstanding awards in the manner set forth in subsections 10(b)(i) or 10(b)(ii) above.

(c)	In the event of a change in the Ordinary Shares of the Company as presently constituted that is limited to a change of all of its authorized shares of Ordinary Shares into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Ordinary Shares within the meaning of the Plan.

(d)	Except as herein before expressly provided in this Section 10, the Grantee of an award hereunder shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another company; and any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Ordinary Shares subject to an award. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding Options or stock appreciation rights or cancel outstanding Options or stock appreciation rights in exchange for cash, other awards or Options or stock appreciation rights with an exercise price that is less than the exercise price of the original Options or stock appreciation rights without shareholder approval. The grant of an award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

11.	[RESERVED]

12.	Effective Date and Term of the Plan

Awards may be granted pursuant to the Plan from time to time by no later than January 28, 2025, but awards previously granted may extend beyond such date.

13.	Nontransferability of Awards

Awards granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, other than pursuant to a valid qualified domestic relations order issued by a court pursuant to Section 414(p) of the Code, and awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee.

14.	Approval of Shareholders

The Plan shall take effect upon its adoption by the Board but the Plan (and any grants of awards made prior to the shareholder approval mentioned herein) shall be subject to the approval of the holder(s) of a majority of the issued and outstanding shares of voting securities of the Company entitled to vote, which approval must occur within twelve months of the date the Plan is adopted by the Board.

15.	Agreement by Grantee Regarding Withholding Taxes

If the Committee shall so require, as a condition of exercise of an Option or other realization of an award, each Grantee shall agree that no later than the date of exercise or other realization of an award granted hereunder, the Grantee will pay to the Company or make arrangements satisfactory to the Committee regarding payment of any federal, state or local taxes of any kind required by law to be withheld upon the exercise of an Option or other realization of an award. Alternatively, the Committee may provide that a Grantee may elect, to the extent permitted or required by law, to have the Company deduct federal, state and local taxes of any kind required by law to be withheld upon the exercise of an Option or realization of any award from any payment of any kind due to the Grantee.

16.	Amendment and Termination of the Plan

The Board at any time and from time to time may suspend, terminate, modify or amend the Plan; provided, however, that any amendment that would increase the aggregate number of Ordinary Shares as to which awards may be granted under the Plan or materially increase the benefits accruing to Grantees under the Plan or change the class of employees eligible for participation in the Plan or reduce the basis upon which the minimum Option Price is determined or extend the period within which awards under the Plan may be granted or provide for an Option that is exercisable more than 10 years after the date it is granted shall be subject to the approval of the holders of a majority of the Ordinary Shares issued and outstanding, except that any such increase or modification that may result from adjustments authorized by Section 10 hereof shall not require such approval. Except as provided in Section 10 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any award previously granted, unless the written consent of the Grantee is obtained. In addition, unless such action is approved by the Company’s shareholders: (1) no outstanding Option or SAR granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option or SAR (other than adjustments pursuant to Section 10) and (2) the Board may not cancel any outstanding Option or SAR (whether or not granted under the Plan) and grant in substitution therefore new awards under the Plan covering the same or a different number of shares of Ordinary Shares and having an exercise price per share lower than the then-current exercise price per share of the cancelled Option or SAR. No Option or SAR granted under the Plan shall contain any provision entitling the Grantee to the automatic grant of additional Options or SARs in connection with any exercise of the original Option or SAR.

17.	Rights as a Shareholder

Except as provided in Section 9(d) hereof, a Grantee or a transferee of an award shall have no rights as a shareholder with respect to any shares covered by the award until the date of the issuance of a stock certificate to him or her for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Section 10 hereof.

18.	No Rights to Employment

Nothing in the Plan or in any award granted or Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of the Company or any subsidiary or to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement or to interfere with or limit in any way the right of the Company or any such subsidiary to terminate such Grantee’s employment or services. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues in the employ of the Company or any subsidiary.

19.	Beneficiary

A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee’s estate shall be deemed to be the Grantee’s beneficiary.

20.	Governing Law

The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of New York.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AMDOCS LIMITED

January 27, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, Proxy Card

are available at www.amdocs.com/proxy

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i Please detach along perforated line and mail in the envelope provided. i

∎

AMDOCS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES

AND A VOTE “FOR” PROPOSALS 2, 3, 4 AND 5.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1. ELECTION OF DIRECTORS:	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

Robert A. Minicucci Adrian Gardner	☐ ☐	☐ ☐	☐ ☐

2.     To approve an amendment of the 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case by 5,250,000 shares (Proposal II).

					☐	☐	☐
John T. McLennan	☐	☐	☐
Simon Olswang Zohar Zisapel	☐ ☐	☐ ☐	☐ ☐	3. To approve an increase in the dividend rate under our quarterly cash dividend program from $0.195 per share to $0.22 per share (Proposal III).	☐	☐	☐
Julian A. Brodsky Clayton Christensen	☐ ☐	☐ ☐	☐ ☐	4. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2016 (Proposal IV).	☐	☐	☐
Eli Gelman James S. Kahan Richard T.C. LeFave Giora Yaron	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐

5.     To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2017, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V).

					☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on November 30, 2016 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

∎	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	∎

0                         ∎

AMDOCS LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Robert A. Minicucci and Amir Kaiser as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse side, all Ordinary Shares of Amdocs Limited (the “Company”) held of record by the undersigned on November 30, 2016, at the annual General Meeting of shareholders to be held on January 27, 2017 or any adjournment thereof.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

∎ 1.1	14475 ∎

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AMDOCS LIMITED

January 27, 2017

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card are available at www.amdocs.com/proxy

i Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. i

∎

AMDOCS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES

AND A VOTE “FOR” PROPOSALS 2, 3, 4 AND 5.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS

SHOWN HERE   ☒

1. ELECTION OF DIRECTORS:	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

Robert A. Minicucci Adrian Gardner John T. McLennan	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐

2.   To approve an amendment of the 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case by 5,250,000 shares (Proposal II).

					☐	☐	☐
Simon Olswang Zohar Zisapel	☐ ☐	☐ ☐	☐ ☐	3. To approve an increase in the dividend rate under our quarterly cash dividend program from $0.195 per share to $0.22 per share (Proposal III).	☐	☐	☐
Julian A. Brodsky Clayton Christensen	☐ ☐	☐ ☐	☐ ☐	4. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2016 (Proposal IV).	☐	☐	☐
Eli Gelman James S. Kahan Richard T.C. LeFave Giora Yaron	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐

5.   To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2017, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V).

					☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on November 30, 2016 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

∎

Note:        Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

∎

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
	Name:	Matthew E. Smith
	Title:	Secretary and Authorized Signatory

Date: December 20, 2016